AMENDED AND RESTATED AGREEMENT AMONG JOINT INSUREDS

THIS AMENDED AND RESTATED AGREEMENT AMONG JOINT INSUREDS made as of December 14, 2016 by and among PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO Managed Accounts Trust, each of the Closed-End Funds listed in Exhibit A and each of the Interval Funds listed in Exhibit B (each, a “Trust”), on behalf of each Trust’s respective series of shares, as applicable (the “Funds’).

WHEREAS, each of the Trusts and Funds has retained Pacific Investment Management Company LLC ("PIMCO") as investment adviser;

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the "Bond") issued by National Union Fire Insurance Company of Pittsburgh, Pa, Federal Insurance Company, Continental Casualty Insurance Company, Travelers Casualty & Surety Co. of America, Berkley Regional Insurance Company, U.S. Specialty Insurance Company, RLI Insurance Company, Westchester Fire Insurance Company, Great American Insurance Company and Ironshore Indemnity Inc. (collectively, the "Insurers");

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which PIMCO may hereafter act as investment adviser or investment manager may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.                 If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement or in Exhibit I for which PIMCO hereafter is investment adviser or investment manager, which may be included in

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the Bond pursuant to Rule 17g-l(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act’), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not "interested persons" of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms "Trust," "Fund," or "party," provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2.                 In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Trust or Fund, as applicable, shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3.                 A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

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IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Funds By: /s/ Peter G. Strelow Peter G. Strelow President	PIMCO Variable Insurance Trust By: /s/ Peter G. Strelow Peter G. Strelow President
PIMCO ETF Trust By: /s/ Peter G. Strelow Peter G. Strelow President	PIMCO Equity Series By: /s/ Peter G. Strelow Peter G. Strelow President
PIMCO Equity Series VIT By: /s/ Peter G. Strelow Peter G. Strelow President	PIMCO Managed Accounts Trust By: /s/ Peter G. Strelow Peter G. Strelow President
Each of the PIMCO Closed-End Funds listed on Exhibit A (each individually and not jointly) By: /s/ Peter G. Strelow Peter G. Strelow President	Each of the PIMCO Interval Funds listed on Exhibit B (each individually and not jointly) By: /s/ Peter G. Strelow Peter G. Strelow President
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Exhibit A

PIMCO Closed-End Funds

PCM Fund, Inc. (PCM)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Credit and Mortgage Income Fund (PCI)

PIMCO Dynamic Income Fund (PDI)

PIMCO Global StocksPLUS® & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Opportunity Fund (PKO)

PIMCO Income Strategy Fund (PFL) PIMCO

Income Strategy Fund II (PFN) PIMCO

Municipal Income Fund (PMF) PIMCO

Municipal Income Fund II (PML) PIMCO

Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

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Exhibit B

PIMCO Interval Funds

PIMCO Flexible Credit Income Fund (PFLEX)

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